FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
dated February 7, 2017
BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)
BrasilAgro – Brazilian Agricultural Real Estate Company
U(Translation of Registrant’s Name)1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
U(Address of principal executive offices) Julio Cesar de Toledo Piza Neto,
Chief Executive Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ⌧   Form 40-F ☐▪
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ⌧▪

Brasilagro – Companhia Brasileira de Propriedades Agrícolas
Publicly Held Company
Corporate Taxpayer’s ID (CNPJ/MF): 07.628.528/0001-59
Company Registry (NIRE): 35.300.326.237

ACQUISITION AND PARTNERSHIP FOR A PROPERTY IN MARANHÃO

Brasilagro – Companhia Brasileira de Propriedades Agrícolas (“Company”) hereby informs its shareholders and the market in general that it has entered into a Purchase and Sale Agreement and Agricultural Partnership for a property located in the municipality of São Raimundo das Mangabeiras, in the state of Maranhão – Brazil.

The Purchase and Sale Agreement consists in the acquisition of 17,566 hectares, 10,000 hectares of which are arable, have already been develop and will be cultivated with grains. The other 7,566 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10,000/ha arable), which will be fully paid when the sellers meet certain conditions precedent.

The Agricultural Partnership consists of 15,000 hectares of arable and developed land, already planted mostly with sugarcane. The Agricultural Partnership has a term of 15 years, renewable for another 15 years.

São Paulo, February 7th, 2017.

Gustavo Javier Lopez
Administrative and Investor Relations Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2017.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ André Guillaumon
		Name:	André Guillaumon
		Title:	Chief Executive Officer and Chief Operating Officer

Date: February 7, 2017.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Investor Relations Officer and Chief Administrative Officer